MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

May 26, 2015

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (the “Trust” or “Registrant”)

Federated California Municipal Cash Trust

Investment Shares

Federated Government Obligations Fund

Cash II Shares

Cash Series Shares

Federated Municipal Obligations Fund

Cash II Shares

Cash Series Shares

Trust Shares

Investment Shares

Federated Prime Cash Obligations Fund

Automated Shares

Trust Shares

Cash II Shares

Cash Series Shares

Class R Shares

Federated Trust for U.S Treasury Obligations

Cash II Shares

Cash Series Shares

(individually, the “Fund” or collectively, the

“Funds”)

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your May 19, 2015 comments (listed below) on its Rule 485(a) Post-Effective Amendment No. 161 and Amendment No. 163, with respect to the Funds, submitted via EDGAR on April 2, 2015.

1. Fee Table: Clarify for each Fund/new class how “Other Expenses” are calculated.

RESPONSE: In accordance with Form N-1A, “Other Expenses” are based on estimated amounts for the current fiscal year. The following footnote will be added to the Annual Fund Operating Expenses Table for each of the Funds’ new share classes:

Because the Fund’s shares are new, “Other Expenses” are based on estimated amounts for the current fiscal year.

2. Fee Table: Explain what constitutes the differences in “Other Expenses” among the new classes for each Fund.

RESPONSE: “Other Expenses” for each new share class are based on estimated amounts for the current fiscal year and consist of all other expenses not otherwise disclosed in the table that are deducted from the Fund's assets and include service and recordkeeping fees, as applicable. The differences in “Other Expenses” among the new classes for each Fund are due to differences in the applicable service and recordkeeping fees, which are class specific expenses, and consistent with the presentation of such expenses of the Fund's existing share classes.

3. Fee Table Example: Please confirm that the Example Table only shows waivers for a 1 year period.

RESPONSE: With respect to the Example, the Funds do not take waivers into account when calculating the numbers for the Example.

4. SAI “How is the Fund Sold?”: Add the applicable 12b-1 section for Federated Municipal Obligations Fund.

RESPONSE: The following will be added to Federated Municipal Obligations Fund’s SAI under “How is the Fund Sold?”:

RULE 12-B1 PLAN (INVESTMENT SHARES, CASH II SHARES, CASH SERIES SHARES AND TRUST SHARES)

As a compensation-type plan, the Rule 12b-1 Plan is designed to pay the Distributor for activities principally intended to result in the sale of Shares such as advertising and marketing of Shares (including printing and distributing prospectuses and sales literature to prospective shareholders and financial intermediaries) and providing incentives to financial intermediaries to sell Shares. The Plan is also designed to cover the cost of administrative services performed in conjunction with the sale of Shares, including, but not limited to, shareholder services, recordkeeping services and educational services, as well as the costs of implementing and operating the Plan. The Rule 12b-1 Plan allows the Distributor to contract with financial intermediaries to perform activities covered by the Plan. The Rule 12b-1 Plan is expected to benefit the Fund in a number of ways. For example, it is anticipated that the Plan will help the Fund attract and retain assets, thus providing cash for orderly portfolio management and Share redemptions and possibly helping to stabilize or reduce other operating expenses.

In addition, the Plan is integral to the multiple class structure of the Fund, which promotes the sale of Shares by providing a range of options to investors. The Fund’s service providers that receive asset-based fees also benefit from stable or increasing Fund assets.

The Fund may compensate the Distributor more or less than its actual marketing expenses. In no event will the Fund pay for any expenses of the Distributor that exceed the maximum Rule 12b-1 Plan fee.

For some classes of Shares the maximum Rule 12b-1 Plan fee that can be paid in any one year may not be sufficient to cover the marketing-related expenses the Distributor has incurred. Therefore, it may take the Distributor a number of years to recoup these expenses.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724) 720-8834.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal